                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                        LUND INTERNATIONAL HOLDINGS, INC.
--------------------------------------------------------------------------------


                                (Name of issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------


                         (Title of class of securities)

                                   550 368 104
--------------------------------------------------------------------------------


                                 (CUSIP number)

                                  Ira Kleinman
                                LIH Holdings, LLC
                           c/o Harvest Partners, Inc.
                                767 Third Avenue
                            New York, New York 10017
                                 (212) 838-7776
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With Copies To:
                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

                                November 25, 1997
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement on Schedule 13-D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  550368104                     13D         Page   2   of        Pages


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 LIH HOLDINGS, LLC            EIN:  13-3961151
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                      (b) [X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       WC
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                             1,686,893
         EACH               9      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                           1,686,893
                           10      SHARED DISPOSITIVE POWER

                                            1,686,893
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,686,893
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       38.4%
     14       TYPE OF REPORTING PERSON*

                       CO

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  550368104                      13D         PAGE   3   OF        PAGES


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    LIH INVESTORS, L.P.                EIN:
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                            1,686,893
         EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          1,686,893
                           10     SHARED DISPOSITIVE POWER

                                           1,686,893
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,686,893
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       38.4%
     14       TYPE OF REPORTING PERSON*

                       PN


                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  550368104                   13D         PAGE   4   OF        PAGES


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    LIH MANAGEMENT, L.P.             EIN:
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                            1,686,893
         EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          1,686,893
                           10     SHARED DISPOSITIVE POWER

                                           1,686,893
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,686,893
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       38.4%
     14       TYPE OF REPORTING PERSON*

                       PN

                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  550368104                      13D         PAGE   5   OF        PAGES


     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                LIH INCORPORATED              EIN:  13-3961151
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       AF
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES              8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                            1,686,893
         EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                          1,686,893
                           10     SHARED DISPOSITIVE POWER

                                           1,686,893
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,686,893
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       38.4%
     14       TYPE OF REPORTING PERSON*

                       CO

                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment (the "First Amendment") to the Statement on
Schedule 13D originally filed on September 18, 1997 (the "Original Statement"), amends Items 4 and 7 of the Original Statement. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Original Statement.

Item 4.           Purposes of Transactions

                  Item 4 as set forth in the Original Statement is amended by inserting the following language after the fifth paragraph thereof:

                  The Company has announced that it has entered into an Investment Agreement, dated November 25, 1997, with LIH Holdings II, LLC, a Delaware limited liability company ("LIH Holdings II")(1). The Investment Agreement provides for the purchase by LIH Holdings II of 874,400 shares of Common Stock and 1,493,398 shares of Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), for an aggregate purchase price of $30,000,000. Under certain circumstances, the Series A Preferred Stock will convert into a newly created series of non-voting common stock of the Company (the "Class B-1 Common Stock") and, under certain circumstances, the Class B-1 Common Stock will convert into Common Stock. It is a condition to the consummation of the transactions contemplated by the Investment Agreement that the Governance Agreement be amended and restated (the "Amended and Restated Governance Agreement"). LIH Holdings has entered into such Amended and Restated Governance Agreement, which will become effective upon the closing of the Investment Agreement.

                  Pursuant to the Amended and Restated Governance Agreement, each of LIH Holdings and LIH Holdings II severally agree that until the Standstill Termination Date it will not take any action or omit to take any action to allow the aggregate number of voting securities of the Company beneficially owned (as determined pursuant to Section 13d-3 of the Securities Exchange Act of 1934, as amended) by LIH Holdings, LIH Holdings II and their affiliates and associates to exceed 2,561,293 shares of Common Stock, which number shall increase to include the number of shares of Common Stock into which the Class B-1 Common Stock is convertible, once the Class B-1 Common Stock is converted (as adjusted for stock dividends, splits, recombinations and the like) (the "Permitted Shares") except for (i) the acquisition of voting securities from the Company which has been approved by the vote of a majority of the Company's Independent Directors; and (ii) the acquisition of voting securities pursuant to a tender or exchange offer made by LIH Holdings or LIH Holdings II for all voting securities not owned by it after a third party (other than the Company) has made a bona fide tender or exchange offer to purchase 50% or more of the Company's voting securities. In addition, until
--------
(1) Because it is intended that certain managers of LIH Holdings will also be designated managers of LIH Holdings II, LIH Holdings and LIH Holdings II may be deemed to be affiliates.

the Standstill Termination Date, each of LIH Holdings and LIH Holdings II severally agree that it will not (i) initiate, propose, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" to vote, or seek to influence any person with respect to the voting of, any voting securities, or become a "participant" in a "solicitation" or "election contest" (as such terms are defined or used in Regulation 14A under the Exchange Act, as in effect on the date of the Amended and Restated Governance Agreement), in any election contest with respect to the election or removal of the Independent Directors proposed in accordance with the Amended and Restated Governance Agreement; or (ii) other than as contemplated by Section 1.01(a) of the Amended and Restated Governance Agreement, solicit, offer or propose to any person any form of merger with the Company, any tender or exchange offer for securities of the Company, or any sale or liquidation of the Company's assets.

                  Pursuant to the Amended and Restated Governance Agreement, the Company, LIH Holdings and LIH Holdings II agree that the Board of Directors will consist of seven directors, including (i) one director designated by LIH Holdings, (ii) one director designated by LIH Holdings II, (iii) four Independent Directors and (iv) the Company's Chief Executive Officer. At any time when LIH Holdings, LIH Holdings II and their respective affiliates and associates own less than 50% of the shares of Common Stock purchased by LIH Holdings on the closing date of the Stock Purchase Agreement, LIH Holdings will lose its right to designate a director. The Amended and Restated Governance Agreement provides that until the Standstill Termination Date, each of LIH Holdings and LIH Holdings II will vote its securities of the Company for the election of Independent Directors proposed by the Independent Director Nominating Committee.

                  Pursuant to the Amended and Restated Governance Agreement, LIH Holdings II assigns its rights to designate an LIH Holdings II representative on the Board of Directors to Harvest Partners III, L.P., a Delaware limited partnership ("HP III"), which will hold a majority of the membership interests in LIH Holdings II. The Company also agrees, acting through its Board of Directors in a manner consistent with its fiduciary obligations and the Amended and Restated Governance Agreement, to grant to LIH Holdings II such additional management rights as may be necessary to allow HP III to continue to qualify as a "venture capital operating company" within the meaning of Section 2510.3-101 of the plan asset regulations promulgated by the United States Department of Labor.

                  The Amended and Restated Governance Agreement also provides that until the first to occur of (i) the Standstill Termination Date, (ii) the aggregate number of shares of Common Stock beneficially owned by LIH Holdings, LIH Holdings II or any of their respective affiliates or associates is less than 50% of the Permitted Shares, or (iii) the voting power in the general election of directors of all voting securities then beneficially owned by LIH Holdings, LIH Holdings II or any of their respective affiliates or associates decreasing to 5% or less of the total combined voting power in the general election of directors of all voting securities then outstanding, the Company may not take identified corporate actions without the affirmation vote of a majority of the Company's Board of Directors, which majority includes at least one director designated by LIH Holdings II. These actions are: (i) any amendment to the Certificate of Incorporation or By-Laws of the Company; (ii) any reclassification, combination, split, subdivision, redemption, purchase or other acquisition, directly or indirectly, of any debt or equity security of the Company or any subsidiary; (iii) any sale, lease, transfer or other disposition (other than in the ordinary course of business and other than to the Company or another wholly-owned subsidiary), in one or more related transactions, of the assets of the Company or any subsidiary the book value of which assets exceeds 2% of the consolidated assets of the Company and its subsidiaries; (iv) any merger, consolidation, liquidation or dissolution of the Company or any subsidiary, other than with or into the Company or another wholly-owned subsidiary; (v) any acquisition of any other business; (vi) any investment by the Company or any subsidiary in or loans, advances or extensions of credit by the Company or any subsidiary to, any Person (other than Excepted Investments and Loans), which together with all such other investments, loans and advances at the time owned by the Company and its subsidiaries (exclusive of the Excepted Investments and Loans) would exceed an amount equal to 2% of consolidated assets; (vii) any acquisition by the Company or any subsidiary of assets, other than investment or loan assets, not in the ordinary course of business; (viii) the issuance or sale of any capital stock of the Company or any subsidiary, other than (a) issuances of capital stock of the Company authorized for issuance pursuant to stock plans or agreements in effect at the date of the original Governance Agreement, and (b) the issuance of shares of capital stock of the Company or any subsidiary, in one or more related transactions, the amount of which does not exceed at the date of issuance or sale of such shares (or the date of issuance or grant of any related right to acquire such shares) in excess of 2% of the outstanding shares of capital stock of such class; (ix) any declaration or payment of any dividend or distribution with respect to shares of the Company's capital stock; (x) any incurrence, assumption or issuance by the Company or its subsidiaries of any indebtedness for money borrowed, not in the ordinary course of business, if, immediately after giving effect thereto and the application of proceeds therefrom, the aggregate amount of such indebtedness of the Company and its subsidiaries would exceed $5,000,000 and
(xi) establishment of, or continued existence of, any committee of the Board of Directors with the power to approve any of the foregoing.

                  The Amended and Restated Governance Agreement also provides that the Company may not take any action with respect to a Stockholder Interested Transaction (as defined below) unless such transaction has been approved by a majority of the Independent Directors. A Stockholder Interested Transaction is defined to mean any transaction with the Company, on the one hand, and LIH Holdings, LIH Holdings II or any of their respective affiliates or associates, on the other hand, or relating to the Amended and Restated Governance Agreement, including without limitation, any amendment, modification or waiver of the Amended and Restated Governance Agreement.

                  The foregoing description of the proposed Amended and Restated Governance Agreement is qualified in its entirety by reference to such agreement, a copy of which has been filed as an exhibit hereto.

                  Subject to the terms and provisions of the Amended and Restated Governance Agreement, each of LIH Holdings, LIH Investors, LIH Management and LIH, Inc. reserves the right to acquire, as it deems appropriate, additional shares of Common Stock, through open market and privately negotiated transactions, by tender offer or otherwise, and to seek control of the Company. LIH Holdings also reserves the right to dispose of some or all of its shares of Common Stock in the open market or in privately negotiated transactions with third parties or otherwise.

                  LIH Holdings anticipates that, from time to time, it, directly, through directors that it designates for election to the Board of Directors or through affiliates or associates, including Harvest, may identify to the Company businesses to be considered for acquisition by the Company that are related or complementary to the Company's current lines of businesses. In that connection, each of LIH Holdings also may propose, propose to arrange, or identify to the Company sources of equity or debt financings.

                  Other than as set forth herein and in the Amended and Restated Governance Agreement, none of LIH Holdings, LIH Investors, LIH Management or
LIH Inc. has any current plans or proposals which relate to or would result in any of the results specified in paragraphs (a) through (j) of Item 4 of this Statement.

ITEM 7.                    MATERIALS TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to this Statement.

         A. Information with respect to officers and directors of LIH Holdings, LLC*

         B.       Information with respect to Partners of LIH Investors, L.P.*

         C.       Information with respect to Partners of LIH Management,
                  L.P.*

         D. Information with respect to officers and directors of LIH Incorporated.*

         E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

         F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.*

         G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

         H. Amended and Restated Governance Agreement, dated as of November 25, 1997, among LIH Holdings, LLC, LIH Holdings II, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.




----------------
         * Previously filed

                                  SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this First Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this First Amendment may be filed jointly.

Dated:  November 26, 1997

                                 LIH Holdings, LLC


                                 By:    /s/ Ira D. Kleinman
                                        -----------------------------
                                        Name:  Ira D. Kleinman
                                        Title: Manager

                                 LIH Investors, L.P.
                                 By:  LIH Management, L.P.,
                                      its General Partner

                                 By:    LIH Incorporated,
                                        its General Partner


                                 By:    /s/ Harvey Mallement
                                        -----------------------------
                                        Name:  Harvey Mallement
                                        Title: President

                                 LIH Management, L.P.
                                 By: LIH Incorporated,
                                     its General Partner


                                 By:    /s/ Harvey Mallement
                                        -----------------------------
                                        Name:  Harvey Mallement
                                        Title: President


                                 LIH, Incorporated


                                 By:    /s/ Harvey Mallement
                                        -----------------------------
                                        Name:  Harvey Mallement
                                        Title: President

                                EXHIBIT INDEX


         A. Information with respect to officers and directors of LIH Holdings, LLC*

         B.       Information with respect to Partners of LIH Investors, L.P.*

         C.       Information with respect to Partners of LIH Management,
                  L.P.*

         D. Information with respect to officers and directors of LIH Incorporated.*

         E. Stock Purchase Agreement dated September 9, 1997 by and among LIH Holdings, LLC, Allan W. Lund, the Lund Family Limited Partnership, the Lois and Allan Lund Family Foundation and certain Lund Family Members.*

         F. Governance Agreement dated September 9, 1997 between LIH Holdings, LLC and Lund International Holdings, Inc.*

         G. Services Agreement dated September 9, 1997 between Harvest Partners, Inc. and Lund International Holdings, Inc.*

         H. Amended and Restated Governance Agreement, dated as of November 25, 1997, among LIH Holdings, LLC, LIH Holdings II, LLC, Harvest Partners III, L.P. and Lund International Holdings, Inc.




----------------
         * Previously filed